

February 3, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


05005789


SEC MAIL
RECEIVED
FEB 14 2005
WASH., D.C.
PROCESSING
179
SECTION

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption


UPPL

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
FEB 16 2005
THOMSON
FINANCIAL

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
info@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se


TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is a property company listed on Nya Marknaden. Its property holding has a lettable area of around 2 million square metres and a book value of just over SEK 15 billion. 96 per cent of the property holdings, measured as book value, are in Sweden and concentrated in Sweden's four largest cities and in Västerås and Karlstad.

PRESS RELEASE

Tornet is selling housing properties in Västerås and Gothenburg

Fastighets AB Tornet sells the properties Mården 1, Tegnér 4 and Lugnet 2 in Västerås and Kvillebäcken 4:12 in Gothenburg for a total price of SEK 499 million. The purchase price exceeds the estimated book value and the estimated market value as at 31 December 2004 by SEK 110 and SEK 30 million respectively.

More information about the properties is available on Tornet's website www.tornet.se under the heading properties.

Danderyd, 24 January 2005

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet,
+46-8-544 905 02, mobile 070-542 34 84


TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is a property company listed on Nya Marknaden. Its property holding has a lettable area of around 2 million square metres and a book value of just over SEK 15 billion. 96 per cent of the property holdings, measured as book value, are in Sweden and concentrated in Sweden's four largest cities and in Västerås and Karlstad.

PRESS RELEASE

Tornet is selling the shopping centre Center Syd in Löddeköpinge

Fastighets AB Tornet has sold the properties Löddeköpinge 14:11 and 14:49 for a total price of SEK 629 million. The purchase price exceeds the estimated book value and the estimated market value as at 31 December 2004 by SEK 289 and SEK 22 million respectively.

More information about the properties is available on Tornet's website www.tornet.se under the heading properties.

Danderyd, 26 January 2005

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet,
+46-8-544 905 02, mobile 070-542 34 84